Exhibit 99.1

Press Release

SCHMID Group N.V. Provides Third Quarter 2026 Business Update and Increases Order Intake Guidance

Freudenstadt, Germany, October 21, 2026 (GLOBE NEWSWIRE) – SCHMID Group N.V. (NASDAQ: SHMD) (the “Company” or “SCHMID”), a global leader in providing solutions for the electronics industry, today provided the following operational update following the completion of the third quarter of 2026.

Operational Update for the third quarter ended September 30, 2026

In the third quarter of 2026, the Company recorded order intake of €67.8 million and reported preliminary revenues of €24.0 million. Order intake in the third quarter more than doubled compared with the second quarter of 2026 (€30.7 million) and includes the repeat order exceeding €37 million announced on July 7, 2026. Cumulative order intake for the first nine months of 2026 amounts to €111.7 million, and revenues for the first nine months amount to €70.0 million.

The order backlog stood at €96.8 million as of September 30, 2026, compared with €54.8 million as of June 30, 2026. Order intake and order backlog figures relate exclusively to orders for equipment and do not include orders associated with services or spare parts.

Order momentum continuing into the fourth quarter

In a separate press release issued today, SCHMID announced that it has reached an agreement with one of its key customers and long-standing technology partner on an equipment order of more than €25 million to support the expansion of advanced High-Density Interconnect (HDI) manufacturing capacity in Malaysia. Of this order, more than €7 million was already included in order intake for the third quarter of 2026 with the remainder recorded as order intake in the fourth quarter of 2026.

Full-year 2026 guidance for order intake increased

For the full-year 2026, management confirms its guidance of revenues of more than €100 million and an Adjusted EBITDA margin of 6 to 9% (based on Adjusted EBITDA as defined in the Company’s press release dated August 25, 2026). Management increases its order intake guidance of from a range of €125 to €150 million to more than €150 million. The savings from our ‘Sprint’ I efficiency program progress as planned and “Sprint II” material cost savings program is showing first results.

Preliminary information and non-IFRS measures

The financial information presented in this press release for the third quarter of 2026, the first nine months of 2026 and the guidance for the full-year 2026 is preliminary and unaudited. Actual results may differ from the preliminary estimates presented herein. Order intake and order backlog are operational metrics used by management to evaluate the Company’s business activity and visibility of future revenue. These metrics are not measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA is a non-IFRS financial measure. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-recurring or non-operational items. Because Adjusted EBITDA excludes items that may be included in the most directly comparable IFRS measure, investors should not consider Adjusted EBITDA in isolation or as a substitute for measures prepared in accordance with IFRS. The Company is unable to provide a reconciliation of forward-looking Adjusted EBITDA guidance to the most directly comparable IFRS financial measure without unreasonable effort because certain items that impact such measures are uncertain, out of the Company’s control and cannot be reasonably predicted.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s preliminary third quarter and first nine months of 2026 results, financial outlook for fiscal year 2026, expected order intake and revenue growth, anticipated demand trends, and other statements that are not historical facts. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About the SCHMID Group

The SCHMID Group is a global leader in providing advanced equipment and process solutions for the high-tech industry, with a strong focus on electronics and semiconductor-related applications. Headquartered in Freudenstadt, Germany, and founded in 1864, SCHMID employs more than 800 people worldwide and operates technology centers and manufacturing facilities in Germany and China, as well as sales and service locations globally.

SCHMID develops customized systems and process solutions for the production of substrates, printed circuit boards and other electronic components. Its portfolio addresses a range of high-growth applications, including advanced packaging, semiconductor-related technologies, AI-driven electronics, printed circuit boards, substrates and glass-based technologies.

SCHMID’s solutions enable customers to achieve high technology levels, high yields, low production costs, maximum efficiency, quality, and sustainability in advanced manufacturing processes.

For more information about the SCHMID Group, please visit www.schmid-group.com or contact investor-relations@schmid-group.com.

Contact

investor-relations@schmid-group.com